March 2009

Preliminary Terms No. 57
Registration Statement No. 333-156423
Dated March 20, 2009
Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS

10CMS-Linked Capital Protected Notes due April 9, 2012

Unlike ordinary debt securities, the notes do not pay interest.  Instead, as further described below, the payment on the notes will be based on the average level of the 10-Year Constant Maturity Swap Rate (“10CMS”) on the final determination dates, which we refer to as the final average reference rate.  At maturity, for each $1,000 principal amount of notes, the notes will pay either (i) $1,300 to $1,350 per note, to be determined on the pricing date, if the final average reference rate is greater than or equal to 3.60% to 4.00%, to be determined on the pricing date, which we refer to as the reference rate strike, or (ii) $1,000 per note if the final average reference rate is less than the reference rate strike.  The notes are 100% principal protected and will pay $1,000 per note at maturity regardless of the final average reference rate on the final determination dates.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of Morgan Stanley.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	, 2009
Original issue date:	April 9, 2009 ( business days after the pricing date)
Maturity date:	April 9, 2012
Principal protection:	100%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Reference rate:
The 10-Year Constant Maturity Swap Rate (“10CMS”), as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time.
Please see “Additional Provisions” on page 2.

Supplemental redemption amount:
If the final average reference rate is:
•    greater than or equal to the reference rate strike:  $300 to $350 per note (30% to 35% of the stated principal amount).  The actual supplemental redemption amount will be determined on the pricing date.
•    less than the reference rate strike:  $0 per note

Final average reference rate:	The arithmetic mean of the levels of the reference rate as published on each of the final determination dates
Final determination dates:	March 29, 2012, March 30, 2012, April 2, 2012, April 3, 2012 and April 4, 2012
Reference rate strike:	3.60% to 4.00%, to be determined on the pricing date
Specified currency:	U.S. dollars
CUSIP:	617482ET7
ISIN:	US617482ET76
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	%	%
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK. FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1208006

10CMS-Linked Capital Protected Notes due April 9, 2012

Additional Provisions

10CMS Fallback Provisions

If 10CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the reference rate must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Contact Information

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

March 2009	Page 2

10CMS-Linked Capital Protected Notes due April 9, 2012

Historical Information

The following graph sets forth the historical performance of the reference rate for the period from January 1, 2004 to March 19, 2009.  The reference rate on March 19, 2009 was 2.786%.  The historical performance of the reference rate should not be taken as an indication of the future performance of the reference rate.  If the final average reference rate is less than the reference rate strike of 3.60% to 4.00%, to be determined on the pricing date, you will not receive any supplemental redemption amount at maturity.  We cannot give you any assurance that the final average reference rate will be greater than or equal to the reference rate strike on the final determination dates of the notes and that you will therefore receive a return greater than your principal investment in the notes.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Hypothetical Examples

The table below presents examples of the hypothetical payment at maturity that would be applicable to the notes.  The table below assumes a hypothetical supplemental redemption amount of $325 per note (32.5% of the stated principal amount) and a reference rate strike equal to 3.80%.  The examples below are for purposes of illustration only and would provide different results if different assumptions were made.  The actual payment at maturity will depend on whether or not the final average reference rate is greater than or equal to the reference rate strike.  If the final average reference rate is less than the reference rate strike, the supplemental redemption amount will be $0 per note, and you will receive only the $1,000 stated principal amount of your investment at maturity.

Example	Hypothetical Final Average Reference Rate	Hypothetical Supplemental Redemption Amount per Note	Hypothetical Payment at Maturity per Note
1	1.00%	$0	$1,000
2	3.00%	$0	$1,000
3	3.79%	$0	$1,000
4	3.80%	$325	$1,325
5	5.00%	$325	$1,325
6	8.00%	$325	$1,325

March 2009	Page 3

10CMS-Linked Capital Protected Notes due April 9, 2012

Risk Factors

The notes involve risks not associated with an investment in ordinary debt securities. An investment in 10CMS-Linked Capital Protected notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 10CMS, and other events that are difficult to predict and beyond the Issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The notes do not pay interest and the supplemental redemption amount may be $0.  The terms of the notes differ from those of conventional debt securities in that the notes do not pay interest and because the supplemental redemption amount may equal zero, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity.  In addition, even if you receive the supplemental redemption amount, the payment at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time. The notes have been designed for investors who are willing to forgo market interest rates in exchange for the payment of the stated principal amount at maturity of $1,000 per note and a supplemental redemption amount, if any, based on performance of 10CMS on the final determination dates.

▪
Your appreciation potential on the notes is limited to 30% to 35%.  The payment that you will receive on the notes if the final average reference rate is greater than or equal to the reference rate strike, will be $1,300 to $1,350 per note, or 130% to 135% of the stated principal amount, with the actual amount to be determined on the pricing date.  This is the maximum payment, and you will not receive more than this amount even if the final average reference rate on the final determination dates is significantly greater than the reference rate strike.

▪
The average of the reference rate levels on the final determination dates will determine your payment at maturity.  Because the final average reference rate will be compared to the reference rate strike to determine the supplemental redemption amount payable at maturity, if the average of the reference rate levels on the final determination dates is less than the reference rate strike, you will not receive any supplemental redemption amount even if the actual level of the reference rate on any of the final determination dates or otherwise during the term of the notes were to be greater than or equal to the reference rate strike.

▪
The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 10CMS, (ii) volatility of 10CMS, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in the issuer’s credit ratings or credit spreads and (v) time remaining to maturity.  Primarily, to the extent that the reference rate is less than the reference rate strike, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

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Investors are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

March 2009	Page 4

10CMS-Linked Capital Protected Notes due April 9, 2012

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The historical performance of 10CMS is not an indication of its future performance.  The historical performance of 10CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 10CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

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Economic interests of the calculation agent may be potentially adverse to the investors. Morgan Stanley Capital Services, Inc., the calculation agent, is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

March 2009	Page 5

10CMS-Linked Capital Protected Notes due April 9, 2012

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on April 9, 2009, which will be the                                 scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders—Notes—Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on March 20, 2009, the “comparable yield” for the notes would be a rate of 5.6676% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,182.7672 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2009	$12.7521	$12.7521
July 1, 2009 through December 31, 2009	$28.6994	$41.4515
January 1, 2010 through June 30, 2010	$29.5127	$70.9642
July 1, 2010 through December 31, 2010	$30.3490	$101.3132
January 1, 2011 through June 30, 2011	$31.2090	$132.5222
July 1, 2011 through December 31, 2011	$32.0934	$164.6156
January 1, 2012 through the Maturity Date	$18.1516	$182.7672

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

March 2009	Page 6